SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Caspian Services, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

14766Q107
(CUSIP Number)

Bakhytbek Baiseitov
291/21 Dostyk Ave.,
Almaty, Kazakhstan 050020
+7 727 2598 599
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications

September 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14766Q107

1.	Names of Reporting Persons, IRS Identification Nos. of above persons (entities only)
Bakhytbek Baiseitov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Kazakhstan

	7.	Sole Voting Power
Number of		334,457,700(1)
Shares
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each
Reporting	9.	Sole Dispositive Power
Person		334,457,700(1)
With
	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
334,457,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
86.5%(2)

14.	Type of Reporting Person (See Instructions)
IN

(1)
The Reporting Person does not currently own any shares of Common Stock of the Issuer, rather, such beneficial ownership is through the Non-Negotiable Note (as defined below), which shall be repaid in Common Stock of the Issuer and the Consolidated Note (as defined below), which is convertible to Common Stock of the Issuer.

(2)
Represents the percent of class based on the current outstanding shares of the Issuer after giving effect to a repayment of the outstanding balance of the Non-Negotiable Consolidated Note (as defined below) and the conversion of the Consolidated Note (as defined below) as of September 30, 2011.  The Reporting Person would have owned approximately 86.5% of the outstanding shares of the Issuer following repayment of the Non-Negotiable Note and conversion of the Consolidated Note as of September 30, 2011.  See Item 5(a).

EXPLANATORY NOTE

The following constitutes Amendment No. 2 to the Schedule 13D filed by the Reporting Person (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D and Amendment No. 1 to the Schedule 13D previously filed by the Reporting Person as specifically set forth herein.

Item 3.  Source and Amount of Funds

The Reporting Person does not currently own any shares of Common Stock of the Issuer. The beneficial ownership described in this Amendment No. 2 is through two promissory notes: (i) a Secured Non-Negotiable Note (the “Non-Negotiable Note”) in the principal amount of $10,800,000 as of September 30, 2011, which is payable in Common Stock of the Issuer; and (ii) a Secured Convertible Consolidated Promissory Note (the “Consolidated Note”) in the principal amount of $24,445,770 as of September 30, 2011, which is convertible to Common Stock of the Issuer.  The Non-Negotiable Note and the Consolidated Note were issued in connection with the ongoing efforts of the Issuer and the Reporting Person to finalize and close the Loan Consolidation and Restructuring Agreement, dated July 31, 2011, between the Issuer and the Reporting Person (the “Agreement”) to consolidate and restructure the loans under the Altima Facility Agreement and the Great Circle Facility Agreement (the “Loans”) held by the Reporting Person.  The foregoing summary description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1.  The Agreement has not yet closed as the parties continue to work to finalize it and to complete all of the conditions to closing and may be subject to change and amendment prior to the closing.

Item 4.  Purpose of Transaction

(a)	– (j)

The Reporting Person entered into this transaction for investment purposes and with the intent of assisting the Issuer to consolidate and restructure the Loans and potentially acquire a controlling interest in the Issuer.  The Reporting Person will continue to evaluate his investment in the Issuer on the basis of various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and the for the market for the Issuer’s securities in particular, the Reporting Person’s own financial condition, other investment opportunities and other future developments.   Based upon such evaluation, the Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Person may determine to dispose of one or both of the Notes, or of any or all of the Common Stock he may receive upon payment of all or any portion of the Non-Negotiable Note or upon conversion of all or any portion of the Consolidated Note.

The Issuer and the Reporting Person continue to work toward finalizing and closing the Agreement.  In connection therewith, on September 30, 2011, the Issuer’s board of directors approved and adopted amendments to the Bylaws of the Issuer to, among other things, increase the number of directorships on the Issuer’s board of directors from five persons to seven persons. The number of available directorships was increased in anticipation of the Issuer appointing up to two persons to the board of directors recommended by the Reporting Person as provided in the Agreement.

The Issuer presently has only 150,000,000 shares of Common Stock authorized.  Therefore, the Issuer presently has insufficient shares available for issuance in the event the Reporting Person were to convert the full amount of the Consolidated Note.  Pursuant to the Agreement, the Issuer has undertaken to submit for shareholder approval an amendment to its Articles of Incorporation to increase the authorized Common Stock of the Issuer to 500,000,000 shares.

Except as set forth in this Amendment No. 2, the Reporting Person does not have any present plans or intentions that would result in or relate to any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Amendment No. 2.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

(a)
As noted above, the Reporting Person current owns no shares of the Issuer’s Common Stock.  Rather the Reporting Person holds two promissory notes, a Non-Negotiable Note that is to be repaid in Common Stock and a Consolidated Note that is convertible to Common Stock.  The number of shares disclosed in the Amendment No. 2 assumes repayment of full amount outstanding under the Non-Negotiable Note at September 30, 2011 and/or conversion of the full amount outstanding under the Consolidated Note at September 30, 2011.  The percentages of ownership disclosed in this Amendment No. 2 are computed on the basis of 52,213,757 shares outstanding as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the Securities and Exchange Commission on August 15, 2011.

The price per share for repayment of principal and accrued by unpaid interest under the Non-Negotiable Note is $0.12 per share.  Assuming repayment of the full $10,800,000 outstanding under the Non-Negotiable Note on the September 30, 2011, the Reporting Person would have received 90,000,000 shares, or approximately 63% of the outstanding Common Stock of the Issuer.  The number of shares issuable to repay the Non-Negotiable Note will increase as interest accrues under the Non-Negotiable Note.

The conversion price under the Consolidated Note is $0.10 per share.   Assuming conversion of the full $24,445,770 outstanding under the Consolidated Note on September 30, 2011, the Reporting Person would have received 244,457,700 shares, or approximately 82% of the outstanding Common Stock of the Issuer.  The number of shares issuable upon a conversion of the Consolidated Note will increase as interest accrues under the Consolidated Note.

Assuming full repayment of the Non-Negotiable Note and full conversion of the Consolidated Note on September 30, 2011, the Reporting Person would have been issued 334,457,700 shares, or approximately 86.5% of the outstanding Common Stock of the Issuer.

(b)
Assuming, as of September 30, 2011, repayment of the full amount of the Non-Negotiable Note and conversion of the full amount of the Consolidated Note, the Reporting Person may be deemed to have the sole power to vote or direct the vote of all of the 334,457,700 shares; and shared power to vote or direct the vote of 0 shares; the sole power to dispose or direct the disposition of all of the 334,457,700 shares; and shared power to dispose or direct the disposition of 0 shares.

(c)
Other than as disclosed herein and in Amendment No. 1 to Schedule 13D filed by the Reporting Person on July 11, 2011, during the past 60 days, the Reporting Person has not made any purchases of Common Stock of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 is incorporated herein by reference.

Terms of the Non-Negotiable Note

Pursuant to the terms of the Non-Negotiable Note, the Reporting Person may, at any time, demand and receive payment of the Non-Negotiable Note by the issuance of Common Stock of the Issuer.  The price per share for principal and interest is $.12 per share, or a total of 90,000,000 shares of restricted Common Stock for the payment of the principal amount outstanding at September 30, 2011.  The Issuer has the right to pay the principal and interest under the Note by the issuance of Common Stock on the earlier to occur of: (i) the date on which the Issuer and the Reporting Person complete renegotiation of the terms of the financing between the Issuer and the European Bank for Reconstruction and Development (“EBRD”); or (ii) the date when the Issuer and the Reporting Person terminate restructuring negotiations with EBRD.  If repayment of the Non-Negotiable Note has not been demanded by the Reporting Person or made at the election of the Issuer within three years after September 30, 2011, the Issuer will make payment in full of the principal and interest in cash (the Maturity Date).

The Issuer will pay interest on the principal amount of the Non-Negotiable Note in Common Stock at the time of payment of the principal.  Interest accrues at a rate per annum equal to 0.26%, or the Applicable Federal Rate on September 30, 2011, until the Maturity Date.

The Non-Negotiable Note is to be secured by a first position priority in common with the Consolidated Note in certain assets of the Issuer.

The Issuer has made affirmative and negative covenants in the Non-Negotiable Note customary for a transaction of this nature.  The Non-Negotiable Note also contains events of defaults and rights upon the occurrence and continuation of an event of default customary for a transaction of this nature.

Terms of the Consolidated Note

The basic interest rate under the Consolidated Note is 12% per annum and is to be paid semi-annually in arrears on each six month anniversary of the Issuance Date.  The Consolidated Note provides for a default rate of interest of 13% per annum upon the occurrence and during the continuation of an event of default, which shall be payable in cash upon demand.

The unpaid principal amount of the Consolidated Note, and any accrued but unpaid interest thereon, shall be due and payable on September 30, 2014 (the Maturity Date).  The Issuer may elect to prepay principal in increments of $1,000,000 at the time of any scheduled interest payment, except in the case of full repayment of principal and interest which may be made at any time.

The Consolidated Note and the payment of principal and accrued interest and all other fees and obligations of the Issuer under the Consolidated Note constitutes a full recourse and an absolute and unconditional obligation of the Issuer.  The Consolidated Note is superior in rank to all future unsecured Indebtedness (as defined in the Consolidated Note) of the Issuer and its subsidiaries, except for the EBRD Indebtedness (as defined in the Consolidated Note).  The Consolidated Note is to be secured by a first position priority in certain assets of the Issuer.

The Reporting Person has the right at any time following a five day written notice to convert all or any portion of the principal amount of the Consolidated Note and any accrued but unpaid interest into Common Stock equal to the amount obtained when the amount to be converted is divided by the conversion price, which is $.10 per share.  The Consolidated Note provides for adjustments to the number of conversion shares upon the occurrence of certain events customary for a transaction of this nature.

The Issuer has made affirmative and negative covenants in the Consolidated Note customary for a transaction of this nature.  The Consolidated Note also contains events of defaults and rights upon the occurrence and continuation of an event of default customary for a transaction of this nature.

In connection with the closing of the Agreement, it is anticipated that the Chairman of the board of directors of the Issuer will deliver an undertaking to the Reporting Person to vote his shares at the meeting of stockholders of the Issuer in favor of the amendment to the Articles of Incorporation of the Issuer to increase the authorized Common Stock  and to ratify the amendment to the Issuer’s Bylaws to increase the number of directorships on the Issuer’s board of directors.

Item 7.  Exhibits

Exhibit No.	Exhibit
1.1	Loan Consolidation and Restructuring Agreement, dated July 31, 2011, between Caspian Services, Inc. and Bakhytbek Baiseitov

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2011	By:	/s/ Bakhytbek Baiseitov
Bakhytbek Baiseitov